Exhibit 99.1

Robin Energy Ltd. Announces Results of its 2026 Annual General Meeting of Shareholders

Limassol, Cyprus, September 15, 2026 – Robin Energy Ltd. (NASDAQ: RBNE) (“Robin Energy”, or the “Company”), an international ship-owning company providing energy transportation services globally, announced today that the Company’s 2026 Annual General Meeting of Shareholders (the "Meeting") was duly held on September 10, 2026, at 5:00 p.m., local time, at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

At the Meeting, the following proposals were approved and adopted:

1.	The re-election of Mr. John Paul Syriopoulos to serve as the Company’s Class A Director until the 2029 Annual General Meeting of Shareholders;

2.	The appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year of 2026.

About Robin Energy Ltd.

Robin Energy is an international ship-owning company providing energy transportation services globally. The Company’s fleet comprises two LPG carriers that carry petrochemical gases worldwide.

For more information, please visit the Company’s website at www.robinenergy.com. Information on our website does not constitute a part of this press release.

CONTACT DETAILS

For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com